

SECOND ACT THEATRICAL CAPITAL

Broadway's first Community-Based, BIPOC-led Producing Company

theindustrystandardgroup.com   New York, NY   𝕏   in   f   ⊙

Female Founder   Minority Founder   Entertainment   Events & Festivals

Highlights

1. Broadway grosses over $1.5 BILLION/YEAR. We are making it open to EVERYONE

2. Broadway investments usually start at $25k. We are lowering the barrier to entry to $500

3 Investors have a say in what shows we produce. Be a part of green-lighting a Broadway show!

4 Investors will be invited to exclusive industry events -- talkbacks, happy hours, classes

5 WORLD-CLASS Team: Tony and Drama Desk Award winners. Worked on 75+ Broadway shows

6 93.6% of producers on Broadway are white -- our 8 BIPOC founders knew this needed to change

7 We are partnering with 20 of the top Broadway producers across the industry

Our Team



Rashad V. Chambers Founder

Tony Award-Winning Producer | Talent Manager | Recent credits: FAT HAM, TOPDOG/UNDERDOG, LITTLE GIRL BLUE, CAROLINE OR CHANGE, AIN'T TOO PROUD, THE INHERITANCE



Sammy Lopez Founder

Tony Award-Winning Producer | Recent credits: HOW TO DANCE IN OHIO, GUN & POWDER, THE KITE RUNNER, A STRANGE LOOP, A CHRISTMAS CAROL



Adam Hyndman Founder

Tony Award-Winning Producer | Performer | Director | Activist | Recent credits: HERE LIES LOVE, THE INHERITANCE, HADESTOWN, ONCE ON THIS ISLAND



Miranda Gohh Founder



Producer | Founder of Theatre Producers of Color (TPOC) | Recent credits: HERE LIES LOVE, JUST FOR US, KPOP, IS THIS A ROOM, DANA H.



Cynthia J. Tong Founder

Tony-Nominated Producer | Senior Associate Producer, Tom Kirdahy Productions | Recent credits: BHANGRA NATION, Sondheim's HERE WE ARE, GREY HOUSE, THE PIANO LESSON, NEW YORK, NEW YORK, THE INHERITANCE, LITTLE SHOP OF HORRORS



Toni R. Isreal Founder

Producer | Marketing Expert | Founder/CEO of REALEMN Productions | Recent credits: PASS OVER, HADESTOWN, JAGGED LITTLE PILL, MJ THE MUSICAL



Rob Laqui Founder

Tony Award-Winning Producer | Performer: Dancer & Puppeteer | Associate Producer with No Guarantees | Recent credits: HERE LIES LOVE, A STRANGE LOOP, HADESTOWN, IS THIS A ROOM, DANA H.



Ronee Penoi Founder

Producer | Director of Artistic Programming, ArtsEmerson | Consortium, First Nations Performing Arts | Recent credits: Producer, Octopus Theatricals (projects w/DeLanna Studi, Denis O'Hare, Dai Matsuoka), Producer in Residence, Woolly Mammoth Theatre



Isha Gulati Strategy and Operations Consultant

Member of the Theatre Producers of Color Inaugural Producing 101 Cohort | Theatre Operations, Marketing, and DEI Consultant



Cheyenne Myrie Development and Membership Director

Executive Leader with Marketing, Granting, & Fundraising Expertise | Black Theatre Historian & Advocate | CTA 30 Under 30 Program Participant

You're invited to the future of Broadway!

We are Second Act Theatrical Capital (2ATC) – a BIPOC-founded company that produces and invests in commercial theatrical productions like Broadway shows.

We specialize in working on shows that prioritize BIPOC narratives and creators, not just on the stage but behind as well.

Like *Hamilton* and *Ain't Too Proud - The Life and Times of the Temptations* and *Hadestown* have proven, we believe that stories by or about or for BIPOC folks are not just necessary and important, but also exciting and profitable.



MEMBERSHIP BENEFITS AND COMMUNITY ENGAGEMENT

As an investor in 2ATC, you join a community and receive many exciting benefits from exclusive access to connecting with industry professionals and creatives to educational opportunities.

SECOND ACT THEATRICAL CAPITAL

Benefits include but are not limited to:

- Pro-rata share in Second Act Theatrical Capital (2ATC)
- Access to 2ATC-specific Business of Broadway classes

- Membership socials & internal membership networking events
- Private events with productions & industry insiders
- Industry Events and Broadway Show Nights
- Opportunities to lead or participate in projects related to the shows that 2ATC invests in
- Periodic financial reporting and updates on how 2ATC investments are going
- Membership into The Industry Standard Group (WHO? See below!)

CREATING ACCESS


DID YOU KNOW THAT 93.6%
OF PRODUCERS ON BROADWAY ARE WHITE*?

The need for disruption, support, and access to make Broadway a more diverse, inclusive, and equitable industry was clear; not simply to support marginalized folks who don't have the same opportunities but also to revitalize the entire industry and bring sustainability for the future of the art form.


AAPAC
2018
2019
The Visibility Report
Racial Representation on NYC Stages
Broadway Producers
White
93.6%
Black
2.6%
Asian American
2.1%
Latinx
1.4%
MENA
0.2%
Indigenous
0%

*AAPAC Visibility Report 2018-2019

We invite you to help us break open the gates of commercial theater producing & investing. For the first time ever, through 2ATC, investing in Broadway shows is open to anyone, and we envision this flood of new participation to be a bold, beautiful, and diverse one.



Photo of *Once On This Island* on Broadway
Produced by 2ATC Industry Advocates
2018 Tony Award Winner: Best Revival of a Musical

RARE OPPORTUNITY TO INVEST IN THE BOOMING BROADWAY INDUSTRY



In 2018-2019, **over 14 million people attended Broadway shows** which led to **a gross ticket revenue of over $1.5 billion**. Broadway is poised to bounce back after the pandemic with fresh narratives to mee t the world's desire to gather and experience live events together.



*Broadway League ResearchThe Broadway ecosystem is a multi-billion dollar industry and is expected to grow. Until now, investment in this industry has only been available to a small group of people: high-net-worth individuals identified as accredited investors.

It is time that this potential was opened up to all!

From 2017-2019, ticket revenue grew between 5-17% year over year. Many shows bring in over a million dollars week-to-week in gross revenue. Those returns went to a small group of folks.

2ATC IS OPENING UP A PATHWAY
FOR ANYONE, PARTICULARLY BIPOC FOLKS, TO
BECOME A FINANCIAL STAKEHOLDER IN BROADWAY.

Over their lifetime, blockbuster shows can compete with the success of major corporations across industries. A few contemporary examples that prove **Broadway can create global products** are Hamilton with gross revenue of $646,653,776.25 and Dear Evan Hansen with a gross revenue reporting of $239,971,356.64. (*Grosses Data from Broadway Business)


UNIQUE FINANCIAL OPPORTUNITY

A standard minimum investment for a single Broadway show starts at $25,000.Investing in 2ATC starts at $500.


2ATC: Mitigating Risk Across Portfolio
$25,000
Traditional Individual Producer
Minimum Investment
(Per production)
$500
2ATC Stakeholder
Minimum Investment
(All productions in portfolio)

Not only does 2ATC lower the threshold to becoming a stakeholder in Broadway by an unprecedented amount, investing in us gives you access to the potential returns of an entire (diversified) portfolio of productions. This is a stark difference from the traditional model which sets extremely high investment minimums to participate in a singular

production; your risk is concentrated with all of your "eggs in one basket."

Investing in 2ATC now allows you to financially benefit from all future 2ATC productions over the course of the next 3-6 seasons.



Be in the room where it happens – make change with us now.

We built 2ATC specifically with BIPOC investors in mind. It's time to have new perspectives on the field!

AS A COLLECTIVE, WE CAN INFLUENCE
THE WORK BEING MADE AND ALLOW MORE
NARRATIVES TO REFLECT THE WORLD WE LIVE IN.
THIS IS AN INVITATION
TO ALL THOSE WHO BELIEVE THAT TOO.

As an investor in 2ATC, you have the opportunity to say what you'd like 2ATC to produce. This is more than just a financial investment. **This is your opportunity to influence the cultural fabric of America and be a part of the future we are building.**

For the regular American, many, if not all shows they see, whether it's at the high school, community theater, or professional level started on Broadway.

Creating change at the Broadway level will have a powerful and lasting ripple effect throughout the theater industry as a whole and set

ripple effect throughout the theater industry as a whole and set precedents for markets nationwide



Photo of *Pass Over* on Broadway
Produced by 2ATC Industry Advocates
2021: First Broadway Play To Open

Who founded 2ATC?

Second Act Theatrical Capital (2ATC) is a subsidiary of The Industry Standard Group (TISG). TISG is a community organization that promotes diverse projects, increases the presence of BIPOC (Black, Indigenous, and People of Color) investors & producers in the commercial producing field, & expands the opportunities that these communities are granted in the industry.





Photo: Carrington Spires

The founders of 2ATC & TISG are a decentralized leadership cohort of BIPOC producers in the commercial theatrical realm that bring expertise and experience from the highest level. We came together through a shared affinity and commonality of often being the only collaborator of color in many rooms on Broadway, and they sought to create change by re-imagining the pathways to participation within the decision-making levels of theater-making.

SELECT FOUNDING MEMBERS BROADWAY CREDITS


HADESTOWN
THE MYTH. THE MUSICAL.
A CHRISTMAS CAROL
ain't too proud
THE LIFE AND TIMES OF THE TEMPTATIONS
THE INHERITANCE
A NEW PLAY. GENERATIONS IN THE MAKING.
PASS OVER
DANA H.
Is This A Room
SHARON D CLARKE
CAROLINE, OR CHANGE
ROUNDABOUT THEATRE COMPANY
KERRY WASHINGTON
AMERICAN SON
A NEW BROADWAY PLAY
TOM HIDDLESTON
ZAWE ASHTON CHARLIE COX
BETRAYAL
HAROLD PINTER
DIRECTED BY JAMIE LLOYD
BE MORE CHILL
THE BROADWAY MUSICAL
ONCE ON THIS ISLAND
THE MUSICAL
BANDSTAND
The New American Musical
MJ THE MUSICAL
jagged little pill
THE MUSICAL



We've secured partnerships with top Broadway producers and will be working with them to produce the next hit Broadway shows. These producers have developed shows such as *Pass Over;* the first show to reopen Broadway, the Pulitzer Prize-winning *A Strange Loop,* the Tony Award-winning *Hadestown,* the Tony Award-winning *Come from Away,* and many others.

Introducing our Industry Advocates

Our group of mission-aligned industry allies who are supporting our organization.

Liz Armstrong	Ben Holtzman	Erica Rotstein
Hunter Arnold	Mara Isaacs	Fiona Rudin
Jana Bezdek	Tom Kirdahy	Jayne Sherman
Diana DiMenna	Joey Monda	Heather Shields
Sue Frost	Dale Mott	Ron Simons
Aaron Glick	Spencer Ross	Rachel Sussman
Jen Hoguet	Matt Ross	Barbara Whitman

_____



Photo of *Hadestown* on Broadway
Produced by 2ATC Industry Advocates
2019 Tony Award Winner: Best Musical





Photo of *Come From Away* on Broadway
Produced by 2ATC Industry Advocates
2017 Tony Award Winner: Best Director

—

VALUES AND FUTURE-VISIONING

We are a mission-aligned group led by the belief in the potential for progress and change in our industry!

You should join us if:

- You believe in more equitable producing and prioritizing underrepresented voices and BIPOC narratives and creators.

- You are interested in learning more about commercial theater producing and investing and how the whole thing works.
- You seek a mission-aligned community and want to network with a wide range of folks interested in theater.
- You love theater and want to contribute to see meaningful change.
- You want to put your money where your mouth is and you believe in the ability for new narratives to be financially successful


TISG
THE INDUSTRY STANDARD GROUP
Rashad V. Chambers
(He/Him/His)
Miranda Gohh
(She/Her/Hers)
Adam Hyndman
(He/Him/His)
Toni R. Isreal
(She/Her/Hers)
Rob Laqui
(He/Him/His)
Sammy Lopez
(He/Him/His)
Ronee Penoi
(She/Her/Hers)
Cynthia J. Tong
(She/Her/Hers)